Exhibit (a)(1)(xviii)

SUPPLEMENT TO THE
OFFER TO PURCHASE FOR CASH
ALL OUTSTANDING SHARES OF COMMON STOCK
OF
ELMER’S RESTAURANTS, INC.

Dear Elmer’s Shareholder,

        This document summarizes the amendments and supplements made to the Offer to Purchase filed as exhibit (a)(1)(i) to the Schedule TO-T/13E-3 on December 20, 2004, as amended and restated on January 18, 2005, and amended further on February 8, 2005, pursuant to amendments to the Schedule TO-T/13E-3 filed with the SEC (the original filing, together with all amendments, the “Offer to Purchase”). The changes summarized in this document are cumulative through February 8, 2005, reflecting amendments made to the Offer to Purchase on January 18, 2005 and February 8, 2005. All page number and section references made herein refer to the amended and restated Offer to Purchase filed with the SEC on January 19, 2005, unless otherwise indicated. Amendments and/or supplements are indicated by reference to both the section of the Offer to Purchase in which they occur and the page number of the Offer to Purchase on which such language can be found. For purposes of clarity, certain new items have been included with the original text to provide you the context of the changes, with the added language marked with an underscore. Please note that the financial terms of the offer have not changed. Purchaser has extended the tender offer until February 16, 2005 in part to give shareholders additional time to review the enclosed summary (and the amendments) in connection with their investment decision whether to participate in the tender offer.

        This document is intended to aid your understanding of the amendments and supplements to the Offer to Purchase, but it is not a substitute for your review of the filed documents in their entirety. Shareholders are urged to read the Offer to Purchase and related documents in their entirety as they contain important information. This document is qualified in its entirety by reference to the Offer to Purchase and should be read together with the Offer to Purchase. All of the documents comprising the Offer to Purchase are available, free of charge, at the SEC’s website (www.sec.gov), at the Company’s website (www.elmers-restaurants.com) or by contacting OTR, Inc. as the information agent for the transaction at (503) 225-0375.

        THE EXPIRATION DATE OF THE OFFER HAS BEEN EXTENDED FROM MIDNIGHT, EASTERN STANDARD TIME, ON WEDNESDAY FEBRUARY 2, 2005, UNTIL MIDNIGHT, EASTERN STANDARD TIME, ON WEDNESDAY FEBRUARY 16, 2005. ACCORDINGLY, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, EASTERN STANDARD TIME, ON FEBRUARY 16, 2005, UNLESS WE FURTHER EXTEND THE OFFER. PLEASE SEE AMENDMENT NO. 7 TO THE SCHEDULE TO-T/13E-3 FILED WITH THE SEC ON FEBURARY 3, 2005.

OFFER TO PURCHASE

SUMMARY TERM SHEET. The section titled "Summary Term Sheet" has been amended and/or supplemented as described below.

1.     The first bullet point on page 2 has been amended to include the following sentence as the second to last sentence: “If we effect the Merger, shareholders who did not tender in the Offer will receive additional information regarding the Merger pursuant to our filing, disclosure and dissemination requirements under Securities and Exchange Commission (“SEC”) Rule 13e-3.”

QUESTIONS AND ANSWERS ABOUT THE TENDER OFFER. The section titled “Questions and Answers About the Tender Offer” has been amended and/or supplemented as described below.

1.     The question entitled “Until when can I withdraw previously tendered shares?” on page 8 has been amended to read in its entirety as follows:

“You can withdraw previously tendered Shares at any time until the Offer has expired and, if we have not agreed to accept your shares for payment by 12:00 midnight, Eastern Standard Time, on February 2, 2005, the scheduled expiration date (which may be the case, for example, if we have extended the Offer), you can withdraw them at any time after such date until we do accept your Shares for payment. We will promptly pay for or return tendered shares upon termination or expiration of the Offer in compliance with Rule 14e-1(c) of Regulation 14A. This right to withdraw will not apply to any subsequent offering period if we elect to establish one. See “The Offer -- Section 1. Terms of the Offer; Expiration Date” and “The Offer -- Section 4. Rights of Withdrawal.””

2.     The question entitled “Has the Company’s board of directors formed a special committee of independent directors or engaged an unaffiliated representative to evaluate the Offer?” on pages 9-10 has been amended to add the phrase “or engaged an unaffiliated representative” in the title of the question and the answer has been amended to read in its entirety as follows:

“No. All of the members of the Company’s board of directors are Continuing Shareholders. Accordingly, there are currently no independent directors of the Company who could serve as a special committee of independent directors of its board to evaluate the Offer. Neither we nor the Company’s board of directors has engaged an unaffiliated representative to act solely on behalf of security holders unaffiliated with us with respect to the Offer. See “Special Factors -- Section 6. Conflicts of Interests.””

3.     The question entitled “Have you received a financial analysis regarding the fairness of the Offer and the Merger?” and the answer to that question on page 10 has been amended in its entirety to read as follows:

“Have you received a financial analysis regarding the consideration to be received by the shareholders in the Offer and the Merger?

Yes. Our financial advisor, Veber Partners, LLC, has delivered to us a financial analysis concluding that, as of August 5, 2004, $6.57 per Share constitutes fair value for such Shares. You should be aware, however, that Veber Partners’ conclusion (a) does not take into account the Offer (rather, it provides our financial advisor’s conclusion as to the fair value of one Share in the abstract and without taking into account the existence or success of the Offer), (b) was obtained for the purpose of supporting our views on the substantive fairness of the Offer, and (c) was based on and subject to important assumptions, limitations and qualifications. In addition, in light of Veber Partners’ work in prior years with the Company and certain of the Continuing Shareholders, we believe actual or potential conflicts of interest may exist such that Veber Partners would not qualify as an independent third party. See “Special Factors -- Section 3. Analysis of Veber Partners, LLC” for more information regarding the analysis and Veber Partners’ actual or potential conflicts of interest and Exhibit (c) to Schedule TO for a full copy of the analysis.

We considered whether to obtain a more recent financial analysis than August 5, 2004 using the Company’s financial data up to the period ended March 29, 2004. As part of this consideration, we took into account the following:

  The decline in, among other things, the Company’s revenues and income for the twenty eight week period ended October 11, 2004, as reported in the Company’s Quarterly Report on Form 10-Q; and
  Our views that the public announcement of the proposed going private transaction caused a higher Share price on the open market than otherwise might have been the case in the absence of such announcement.

Evaluating the foregoing factors in their entirety, and our belief that a more recent financial analysis would not have provided investors with any meaningfully better information regarding the value of the Company in connection with their decision to tender Shares in the Offer, we concluded that the financial analysis dated August 5, 2004 served its intended purpose and decided not to obtain a more recent financial analysis.”

4.     The question entitled “How will U.S. taxpayers be taxed for U.S. federal income tax purposes?” on page 11 has been amended to delete the phrase “You are urged to” and replace it with the phrase “We recommend that you” in the second to last sentence of the paragraph, so that it now reads: “We recommend that you consult your own tax advisor as to the particular tax consequences of the Offer or the Merger to you.”

5.     The answer to the question entitled “If my tendered Shares are accepted in the Offer, when will I get paid?” on page 12 has been amended to read in its entirety as follows:

All conditions of the Offer must be satisfied or waived prior to the expiration of the Offer and we may not accept any tendered Shares until the Offer has expired. We will pay for or return tendered shares promptly after the expiration of the Offer in compliance with Rule 14e-1(c). If the conditions to the Offer are satisfied or waived (to the extent waivable) and we accept your Shares for payment, you will receive a check for an amount equal to the product of the number of Shares you have tendered in the Offer multiplied by $7.50 per Share, without interest and less any required withholding taxes. We will not terminate the Offer for any reason other than failure to satisfy one or more of the conditions to the Offer. See “The Offer — Section 11. Conditions to the Offer.” The checks will be mailed out promptly following our acceptance of Shares in the Offer but in any event no earlier than the Expiration Date. See “The Offer -- Section 2. Acceptance for Payment and Payment for Shares.” Generally, taxes will be withheld from any amounts payable to you as a result of the Offer only if you do not complete and remit to the Depositary Substitute Form W-9.

6.     The answer to the question entitled “What are your plans with respect to the business of the Company?” on page 12 has been amended to read in its entirety as follows:

We do not contemplate any changes in the day-to-day management and operation of the business of the Company. However, if the Offer and the Merger are consummated, the Continuing Shareholders intend to make an election (the “S Election”) to be treated as an electing small business corporation within the meaning of Section 1361 of the Internal Revenue Code of 1986, as amended. If, as a result of the Offer and the Merger, we are eligible to make an S Election and we do, in fact, make such an election, the Company will not be subject to federal income tax on its taxable income for periods after the election becomes effective. Instead, each of the Continuing Shareholders will be taxable directly on their pro rata share of the Company’s taxable income and, if the Company has net operating losses, each of the Continuing Shareholders may be able to claim deductions for their pro rata share of such net operating losses on their person federal income tax returns. We retain the right to change the business plans of the Company based on future developments. Nonetheless, aside from the S Election, we have no current plans that would involve a material change in the corporate structure, management or business of the Company. See “Special Factors -- Section 5. Purchaser’s Plans for the Company.”

INTRODUCTION TO THE OFFER. The section titled "Introduction" has been amended and/or supplemented as described below.

1.     The first full paragraph on page 20 is amended to read in its entirety as follows:

“There may also be other factors that are currently not identifiable or quantifiable, but may arise or become known in the future. Forward-looking statements speak only as of the date the statement was made. Purchaser and the Continuing Shareholders have a duty to, and will, amend the Offer to Purchase to reflect material changes in the information disclosed herein as set forth in Rule 13e-3(d)(2), Rule 13e-3(f)(1)(iii) and Rule 14d-3(b).”

SPECIAL FACTORS. The section titled "Special Factors" has been amended and/or supplemented as described below.

1.     Section 1 “BACKGROUND OF THE OFFER” on pages 21, 22, 26, 30, 31, and 32 is amended to reflect with greater specificity the participation of Mr. Conner, Mr. Jensen, Mr. Waldron, Mr. Williams, Mr. Wooley, Mr. Chamberlin, Mr. Scott and Mr. Miller in the discussion of the tender offer. Each of the above individuals has been specified as participating in some or all of certain meetings and/or discussions regarding the tender offer. Please see the Offer for meeting details.

2.     Section 1 “BACKGROUND OF THE OFFER” on pages 24 and 25 is supplemented to add after the second full paragraph the following description:

“In each case, these companies terminated discussions with the Company. One private equity fund with significant exposure to the family dining segment never responded to a letter dated August 19, 2003 from Mr. Davis. The letter provided additional supplemental financial information and a request by Mr. Davis for continued discussions. Another private equity fund with significant exposure to the family dining segment, acknowledged on August 27, 2003 receiving a letter dated August 22, 2003 from Mr. Davis, which included the supplemental financial and strategic information on the Company it requested. This group, too, did not respond to requests for continued discussions. No reasons were given, however in earlier discussions, they indicated that the market for this type of deal was in the 5.0-5.5 times EBITDA range. They said, therefore, considering the Company’s real estate, stock option and deferred tax positions, the Company was fully valued by the market.

Through communication with Mr. Sirkin, another company with significant restaurant ownership interests declined to pursue discussions with the Company.

Mr. Sirkin reported to Mr. Davis in September that this company was not interested in pursuing discussions, noting that there was not “a geographic fit.”

The CEO of a family-dining chain, backed by a private equity firm with significant restaurant ownership interests, visited with Mr. Davis and toured several of the Company’s restaurants in early September. Toward the end of that month, he called and left a voicemail message that he was declining to continue discussions with the Company and was looking to “pursue other opportunities.””

3.     Section 1 “BACKGROUND OF THE OFFER” on page 25, the third full paragraph is amended to read in its entirety as follows:

On January 16, 2004, the Company completed an issuer self-tender for 204,205 Shares at a price of $6.43 per Share for an aggregate purchase price of approximately $1.3 million. The issuer tender offer was the result of the board of directors’unanimous conclusion that, in light of the Company’s available cash, anticipated cash needs and possible alternative uses of its cash, investing in the Company’s shares was an efficient and prudent means of providing value to the Company’s shareholders. The issuer self-tender offer was over-subscribed by approximately 300,000 shares, which suggested to Mr. Service that some of the Company’s shareholders were interested in additional liquidity.

4.     Section 1 “BACKGROUND OF THE OFFER” on page 25, the final full paragraph is amended to include as its final sentence “Specifically, in early April 2004, Mr. Davis concluded that a going-private transaction was the best strategic option available to the Company for the following reasons:” and the following supplemental language is added:

  The two principal benefits of being a public company, access to capital and liquidity for shareholders, were no longer being served given the Company’s franchise strategy and the limited trading volume in the Shares;
  The fact that a third party was unlikely based on the Company’s prior efforts to explore strategic alternatives, particularly given the current market valuation of the Company;
  The significant cost increases resulting from Sarbanes-Oxley (as noted above and as described in more detail below); and
  The adoption on March 31, 2004 of a six-year contract with the Oregon Lottery that, while reducing the commissions that would be payable to the Company, provided some certainty to the Company in estimating revenues that could be generated from the Oregon Lottery products.

Mr. Davis believed the combination of the foregoing factors transformed the notion of a going-private transaction from a strategic option to an active project and the deadline for completing a going-private transaction, if such a transaction were feasible, was the effective date of the Sarbanes-Oxley requirements (and related regulations) that resulted in the Company incurring significant cost increases. Mr. Davis, Mr. Service and Mr. Chamberlin all concurred by early April 2004 that exploring a going-private transaction was necessary and appropriate under the circumstances.”

5.     Section 1 “BACKGROUND OF THE OFFER” on page 26, the second full paragraph is amended in its entirety to read as follows:

“Based on the foregoing, on April 22, 2004, Mr. Davis, Mr. Service and Mr. Chamberlin arranged to meet and met with representatives of the law firm of Lane Powell Spears Lubersky LLP (“Lane Powell”) to further their understanding of going private alternatives, explored with Lane Powell the various legal issues associated with a going private transaction and considered the costs and desirability of such a transaction.”

6.     Section 1 “BACKGROUND OF THE OFFER” on page 26, the third full paragraph is amended in its entirety to read as follows:

“Later in the afternoon on April 22, 2004, Mr. Davis and Mr. Chamberlin initiated and held a preliminary meeting with Mr. Gayle Veber, a representative of Veber Partners, LLC (“Veber Partners”), a Portland, Oregon based investment banking firm, to discuss the financial analysis that may be involved as part of a going private transaction.”

7.     Section 1 “BACKGROUND OF THE OFFER” on page 26, the final paragraph is amended to include as its final sentence “Following is an itemization of the expected cost increases:” and supplemented to add after such new sentence the following table:

EXTERNAL COSTS	FY 2004	EST. FY 2005
Audit	$61,000	$138,000
D&O Insurance - $4M	44,641	53,569
Nasdaq & Annual Meeting	33,099	36,409
Board Expense	24,450	24,450
Securities Law Compliance	10,000	15,000
SEC Filing Fees	8,116	8,116
Transfer Agent	5,089	5,597
PR Newswire	2,863	2,863
Annual Interim Reports:	1,547	1,547
Internal controls audit		75,000
Whistle Blower Contract		2,500

Total External Costs	190,803	363,050

Internal Costs (Estimated)
President/CEO	--	--
Finance Manager (40% of FTE)	24,150	24,150
Assistant to President (25% of FTE)	23,000	23,000
Controller (15% of FTE)	13,000	13,000
Accounting Staff Time	15,000	15,000
Additional Staff Time for Expanded Reporting
Requirements		30,000

Total Internal Costs (Estimated)	75,150	105,100

Total External and Internal Costs	$265,953	$468,200

8.     Section 1 “BACKGROUND OF THE OFFER” on page 27, the first sentence of the final paragraph is amended to add the word “unanimously” and delete the phrase “and revenues” so that it now reads: “The board of directors unanimously concluded that maintaining the status quo would ultimately be harmful to the Company’s shareholders as rising public company costs would adversely effect operating margins and, ultimately, its stock price.”

9.     Section 1 “BACKGROUND OF THE OFFER” on page 28, after the first full paragraph, the following supplemental language is added:

“On May 19, 2004, Mr. Davis, Mr. Service and Mr. Chamberlin arranged to meet and met with Mr. Connor and Mr. Woolley, in their individual capacities as representatives of the Company’s largest single shareholders, Franklin Holdings, LLC, to introduce the concept of a going-private transaction. Mr. Davis asked whether Mr. Connor and Mr. Woolley would be supportive of Mr. Davis exploring the feasibility of a going-private transaction, to which they responded in the affirmative. Later that afternoon, Mr. Davis arranged to meet, and met with, Mr. Jensen and Ms. Schwartz’s spouse for the same purpose, and both individuals indicated they would be supportive of such exploratory efforts.

On May 21, 2004, Mr. Davis telephoned Mr. Wendt to ask if he would support a going-private transaction involving the Company, to which Mr. Wendt responded in the affirmative.

Between May 19, 2004 and May 26, 2004, Mr. Davis arranged to speak, and spoke, with Mr. Williams and Mr. Waldron about their willingness to support a going private transaction. Both Mr. Williams and Mr. Waldron indicated that they had a general interest in considering such an alternative.

All of the discussions in May 2004 were conceptual in nature and did not involve any specific terms, including financial terms, of any potential transaction. Rather, the purpose of the discussions was to determine whether a sufficient level of interest existed to support an investment of time and resources to further explore a going private transaction.”

10.     Section 1 “BACKGROUND OF THE OFFER” on page 28, in the final full paragraph, the cross-reference was updated to refer to “The Offer -- Section 7. Certain Information Concerning the Company” and is supplemented to add the following paragraph immediately following such paragraph:

“Meanwhile, between April 22, 2004 and July 20, 2004, Mr. Davis, Mr. Service and Mr. Chamberlin discussed informally among themselves the terms of a potential tender offer and concluded that the simplicity of an all cash tender offer, followed by a short form merger, made it the preferred structure. They believed that in order to acquire a significant number of Shares in the tender offer, Purchaser would have to pay a premium to the then current market price of approximately $6.75 per Share.”

11.     Section 1 “BACKGROUND OF THE OFFER” on page 29, the first full paragraph is amended to read in its entirety as follows:

“On July 13, 2004, Mr. Davis met informally with Thomas C. Connor and Donald W. Woolley, principals in Franklin Holdings, LLC. In response to a question from Mr. Davis, Mr. Connor and Mr. Woolley indicated that they were inclined to support an effort to take the Company private, and would be interested in exploring whether there was sufficient interest. However, Mr. Connor and Mr. Woolley (and Mr. Service on prior occasions) conditioned their interest on including shareholders owning enough Shares (thereby reducing the number of Shares that needed to be purchased in the Offer) to allow funding of the transaction with third party debt that could be serviced with the Company’s cash flow following the completion of the transaction. Mr. Chamberlin believed that if the parties were willing to assume the additional risk associated with leveraging debt to finance the transaction, he believed third party debt would be the most efficient form of financing. Mr. Chamberlin shared these views with Mr. Davis and Mr. Service. After Mr. Davis met with Mr. Connor and Mr. Woolley on July 13, 2004, Mr. Davis concluded that there was a good possibility of forming a group of shareholders interested in a going private transaction at a price of less than or equal to $7.50.”

12.     Section 1 “BACKGROUND OF THE OFFER” on page 29, the second full paragraph is amended and supplemented to read in its entirety as follows:

“Based on the July 13, 2004 discussions, Mr. Davis and Mr. Service considered a variety of factors in determining individuals suitable to participate in any possible transaction including, but not limited to, past business relationships, financial wherewithal to provide equity financing (if necessary) on a going-forward basis, status as an “accredited investor” within the meaning of Regulation D under the Securities Act of 1933, as amended, business or operational expertise regarding the Company’s business and industry, and the ability to satisfy the regulatory requirements imposed by the Oregon Lottery Commission on the owners of private corporations providing Oregon Lottery products. From July 14, 2004 through August 5, 2004, Mr. Davis obtained informal expressions of interest from the remaining Continuing Shareholders, all of whom satisfied at least a majority of the above described criteria. Following is a more detailed description of these meetings:

  On July 19, 2004, Mr. Davis contacted Ms. Ellis-Bolton and Ms. Brooks, each of whom expressed an interest in participating in a transaction;
  On July 25, 2004, Mr. Davis contacted Mr. Wendt who expressed interest in participating in a transaction;
  On July 29, 2004, Mr. Chamberlin, on behalf of Mr. Davis and Mr. Service (acting in their individual capacities, rather than as directors or officers of the Company), contacted Mr. Buckley and Mr. Weeks, each of whom expressed an interest in participating in a transaction; and
  On August 5, 2004, Mr. Davis contacted Mr. Mann, who owns 89,062 Shares or approximately 4.9% of the outstanding Shares, and he expressed an interest in participating in a transaction."

13.     Section 1 “BACKGROUND OF THE OFFER” on page 30, the second sentence of the third full paragraph is amended to read in its entirety as follows:

“Mr. Connor, Mr. Davis, Mr. Service and Mr. Woolley, who determined the primary deal terms on behalf of the Continuing Shareholders as a group, considered a variety of factors in determining the Offer Price, including the Company’s operating performance, current and past market prices of the Shares, their views of the prospects of the Company in light of various risk factors, uncertainties and trends identified in the Company’s Exchange Act reports, the ability to finance the Offer and the Merger based on the Company’s anticipated cash flow, and the maximum consideration they were willing to pay for the Shares in light of the foregoing factors.”

14.     Section 1 “BACKGROUND OF THE OFFER” on page 30, the following supplemental paragraph is added at the bottom of the page:

“On September 15, 2004, Veber Partners provided a draft of its valuation analysis to Mr. Davis, Mr. Service and Mr. Chamberlin. Mr. Service asked Veber Partners to consider whether a more detailed discussion of the Company’s real estate in the valuation analysis was appropriate. In addition, Mr. Chamberlin noted that the Company likely had more exposure to lottery revenues than the comparable companies in the valuation analysis and asked Veber Partners to consider whether that should be noted in the valuation analysis. After considering these comments, Veber Partners modified the draft of its valuation analysis to include brief explanatory notes pertaining to the Company’s real estate and the impact of lottery revenues on its cash.”

15.     Section 1 “BACKGROUND OF THE OFFER” on page 31, the first full paragraph is amended to clarify that Elmer’s outside counsel is Foster Pepper Tooze LLP.

16.     Section 3 “ANALYSIS OF VEBER PARTNERS, LLC” on page 35, the final full paragraph is amended to include the following as its final sentence: “Since 1999, Veber Partners has not had any material relationship with or received compensation from Elmer’s, Purchaser or the Continuing Shareholders, except in connection with the Offer and the Analysis.”

17.     Section 3. “ANALYSIS OF VEBER PARTNERS, LLC” on page 36, the first full paragraph is amended to include the following as its final sentence:

“Veber Partners consented to the use of the Analysis, and the disclosures related thereto, in the Offer to Purchase and in the combined Schedule TO-T/13E-3 transaction statements, as amended, to which the Offer to Purchase is attached as Exhibit (a)(1)(i).”

18.     Section 3 “ANALYSIS OF VEBER PARTNERS, LLC” on page 36, the first sentence in the second paragraph is amended to delete the word “solely” and now reads in its entirety as follows:

“The Analysis was prepared for the use and benefit of Purchaser and the Continuing Shareholders and is not intended to be and does not constitute a recommendation to any Elmer’s shareholder as to whether such shareholder should take any action, such as voting on any matter or tendering any Shares, in connection with the Offer or any other potential transaction.”

19.     Section 3 “ANALYSIS OF VEBER PARTNERS, LLC” on pages 37-38, the final paragraph is amended to read in its entirety as follows:

“Out of 73 public companies with the SIC code 5812 (Eating Places) that Veber Partners identified as relevant, certain companies were partially or completely eliminated based on the following criteria to yield the Comparable Companies. See Exhibits A and B to the

Analysis for the comparable companies Veber Partners identified, comparable companies eliminated from consideration and the reason(s) such comparable companies were eliminated.”

20.     Section 3 “ANALYSIS OF VEBER PARTNERS, LLC” on page 40, the fourth full paragraph is amended to include as its second sentence this cross-reference: “See Exhibit C to the Analysis (attached as Exhibit (c) to this Schedule TO-T/13E-3).”

21.     Section 3 “ANALYSIS OF VEBER PARTNERS, LLC” on page 42, the first full paragraph is amended to add as its third sentence this cross-reference: “See “The Offer -- Section 7. Certain Information Concerning the Company” for the recast results and a complete description thereof and see Exhibit D to the Analysis (attached as Exhibit (c) to this Schedule TO-T/13E-3) for the recast results Veber Partners used in connection with the Analysis.”

22.     Section 4 “POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER” on page 44, the first paragraph is amended to read in its entirety as follows:

“Rule 13e-3 and related rules under the Exchange Act require Purchaser and each of the Continuing Shareholders, as affiliates of the Company, to express their reasonable belief as to the fairness of the Offer to the Company’s shareholders who are not affiliated with Purchaser and the Continuing Shareholders, including those shareholders who tenders their Shares in the Offer (“Tendering Shareholders”) and those shareholders who elect not to tender their Shares in the Offer (“Non-Tendering Shareholders”).”

23.     Section 4 “POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER” on page 44, the first clause of the second full paragraph (prior to the bullet point items) is amended to read in its entirety as follows:

“Purchaser and each of the Continuing Shareholders believe that the Offer and the Merger are both substantively and procedurally fair both to Tendering Shareholders and Non-Tendering Shareholders. Purchaser and the Continuing Shareholders base their belief on their observations of the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer and the Merger:”

24.     Section 4 “POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER” on page 46, the following two bullet-point supplements are added after the third bullet point:

  The Offer Price represents a 16.6% premium relative to the $6.43 price per share the Company paid to shareholders in the issuer self-tender offer on January 14, 2004. In addition, the Offer Price represents a 23.5% premium relative to the $6.07 price per share the Company paid in privately negotiated transactions that closed on November 7, 2003. Purchaser and the Continuing Shareholders believe these premiums further support the substantive fairness of the Offer to shareholders unaffiliated with Purchaser and the Continuing Shareholders.

  Purchaser and the Continuing Shareholders considered the historic trading prices more than one year prior to the public announcement of Purchaser’s and the Continuing Shareholders’ interest in this going-private transaction, which were generally lower than the prices over the one year period prior to such public announcement, and believe such historic trading prices further supports the substantive fairness of the Offer to shareholders unaffiliated with Purchaser and the Continuing Shareholders.

25.     Section 4 “POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER” on page 46, the following paragraph is inserted after the final bullet point and before the first full paragraph as follows:

“In addition to the foregoing factors, Purchaser and the Continuing Shareholders also believe the following factors, in their judgment, support their views as to the fairness of the Offer and the Merger to Non-Tendering Shareholders:

  Non-Tendering Shareholders will receive the same consideration in the Merger that Purchaser pays in the Offer or, alternatively, will have the right to assert dissenters’ rights and demand payment of the fair value of their Shares pursuant to the dissenters’ right provisions of OR Business Act (Section 60.551 through Section 60.594 of the OR Business Act). See Schedule A for the text of the dissenters’ rights provisions.

  Purchaser has committed to effect the Merger as soon as reasonably practicable following the consummation of the Offer. Thus, while it may take longer for Non-Tendering Shareholders to receive payment for their Shares than for Tendering Shareholders, Non-Tendering Shareholders control the timing (i.e., in deciding whether or not to tender their Shares in the Offer).”

26.     Section 4 “POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER” on page 46, the first sentence of the first paragraph following the bullet-points is amended to read: “The Offer Price represents a 34% premium relative to the Company’s net book value of $5.59 per share as reported on the Company’s most recent Form 10-Q for the twenty-eight weeks ended October 11, 2004 filed with the SEC, and a 41.5% premium relative to the Company’s net book value of $5.30 per share as reported on the Company’s Form 10-K for the fiscal year ended March 29, 2004 filed with the SEC.”

27.     Section 4 “POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER” on page 46 (and carrying over to page 47), the final paragraph is amended to read in its entirety as follows:

“Purchaser and the Continuing Shareholders do not believe that Elmer’s liquidation value is materially relevant to the market value of the Company’s business based upon their understanding of the restaurant and restaurant franchising industries, their general business knowledge that liquidation sales generally result in proceeds substantially less than the sale of a going concern business, and the Analysis. Purchaser’s and the Continuing Shareholders’ experience in the restaurant business suggests to them that restaurant equipment, while having significant value as part of an operating business, typically sells for less than twenty percent (20%) of its original purchase price when sold in liquidation. Although Purchaser did not calculate the Company’s liquidation value with numeric specificity, Purchaser and the Continuing Shareholders believe, based on their extensive experience in the industry, that the Company’s liquidation value would be significantly less than its going concern value. Accordingly, Purchaser and the Continuing Shareholders did not give significant weight to liquidation value in their determination of the substantive fairness of the Offer to shareholders unaffiliated with Purchaser and the Continuing Shareholders.”

28.     Section 4 “POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER” on page 47, the final bullet point is amended to read in its entirety as follows:

“The absence of a fairness opinion from an independent third party.”

29.     Section 4 “POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER” on page 48 the following supplemental paragraph is added as the first full paragraph:

“Purchaser and the Continuing Shareholders believe the Offer is procedurally fair to shareholders unaffiliated with Purchaser and the Continuing Shareholders in light of the procedural safeguards noted above, particularly the Majority of the Minority Condition and Purchaser’s commitment to effect the Merger at the same price as the Offer Price. Purchaser and the Continuing Shareholders, therefore, believe that the Offer is procedurally fair to the Company’s unaffiliated security holders despite the fact that there was no separate independent unaffiliated representative to act as the agent of the unaffiliated shareholders for the purpose of negotiating the terms of the Offer and the Offer is not being submitted to a vote of the Company’s non-employee directors.”

30.     Section 4 “POSITION OF PURCHASER AND THE CONTINUING SHAREHOLDERS REGARDING THE FAIRNESS OF THE OFFER AND THE MERGER” on page 48, the third full paragraph is amended to read in its entirety as follows:

“Neither Purchaser and the Continuing Shareholders nor the Companyhave requested or sought to obtain any report, opinion or appraisal from an independent thirdparty relating to the consideration or fairness of the consideration offered to the shareholders of Elmer’s unaffiliated with Purchaser or the Continuing Shareholders. Although Purchaser and the Continuing Shareholders did obtain the Analysis, in light of Veber Partners’ work in prior years with the Company and certain of the Continuing

Shareholders (see “Special Factor -- Section 3. Analysis of Veber Partners, LLC”), Purchaser and the Continuing Shareholders do not believe Veber Partners would qualify as an independent third party. The decision not to seek such a report, opinion or appraisal from an independent third partyposes certain risks to shareholders in determining whether to tender their Shares. In particular, shareholders would not have the benefit of having an independent analysis of the Offer Price performed by a party that does not have actual or potential conflicts of interest in the transaction, such as those of Veber Partners (as mentioned above) or such as those described in “Special Factors -- Section 6. Conflicts of Interest.”

31.     Section 5 “PURCHASER’S PLANS FOR THE COMPANY” on page 49, the first clause of the first sentence of the final paragraph is amended to read: “Except for the plans of Purchaser and the Continuing Shareholders to cause the Company to make an election (an “S Election”) to be treated as an electing small business corporation (“S corporation”)…”.

32.     Section 5 “PURCHASER’S PLANS FOR THE COMPANY” on page 50, the following supplemental paragraph is added as the first full paragraph:

“If, as a result of the Offer and the Merger, the Company elects to make the S Election and does, in fact, make such election, the Company will not be subject to federal income tax on its taxable income for periods after the S Election becomes effective. Instead, the Continuing Shareholders (as the shareholders of the Company) will be taxable directly on their pro rata share of the Company’s taxable income and, if the Company has net operating losses, the Continuing Shareholders (as the shareholders of the Company) may be able to claim deductions for their pro rata share of such net operating losses on their personal income tax returns. In general, if a corporation eligible to make an S Election makes such an election, it may be effective for the taxable year in which the election is made if the election is made on or before the 15th day of the third month of the taxable year. Otherwise, the election is effective beginning with the next succeeding taxable year.”

33.     Section 5 “PURCHASER’S PLANS FOR THE COMPANY” on page 50, the second full paragraph is amended to read in its entirety as follows:

“As a result of the Offer and Merger, the Continuing Shareholders will be entitled to all the benefits resulting from 100% ownership of Elmer’s, including all income generated by Elmer’s operations and any future increase in Elmer’s value. According to the Elmer’s Quarterly Report on Form 10-Q for the quarterly period ended October 11, 2004, the net book value of Elmer’s was $10,239,888 or $5.59 per Share, and its net income for the twenty eight weeks of its fiscal year ending March 28, 2005 was $523,953 or $0.29 per Share. As a result of the consummation of the Offer and Merger (in which the Continuing Shareholders will become the only shareholders of Elmer’s), the Continuing Shareholders’ interest in the net book value of Elmer’s (as of October 11, 2004) will increase from 59% or $6,041,534 to 100% or $10,239,888,and its interest in Elmer’s net income (as of October 11, 2004) will increase from 59% or $314,442 to 100% or $523,953. However, debt to be incurred to finance the Offer and the Merger will reduce both the pro forma net book value of the Company to approximately $2,907,000 and the pro forma net income of the Company to approximately $353,000 following the Merger. See “The Offer -- Section 7. Certain Information Concerning the Company” for more information on the pro forma effects of the Offer and the Merger.”

THE OFFER. The section titled "The Offer" has been amended and/or supplemented as described below.

1.     Section 2 “ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES” on page 56, the second full paragraph of the page is amended to delete the sentence “Subject to the applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law. See “The Offer -- Section 11. Certain Conditions of the Offer” so that such paragraph (prior to the bullet point items) now reads in its entirety as follows:

“Upon the terms and subject to the conditions of the Offer (including the Offer Conditions and, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, Shares validly tendered and not withdrawn as promptly as practicable after the expiration of the Offering Period. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of:”

2.     Section 2 “ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES” on page 56, the following paragraph is deleted:

“Purchaser reserves the right to transfer or assign, in whole or in part and from time to time, to one or more of its affiliates the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.”

3.     Section 5 “MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER” on page 61, the following language is added as the first full paragraph:

“Below are summaries of material United States federal income tax consequences of the Offer and the Merger to (a) shareholders of the Company other than the Continuing Shareholders, (b) the Continuing Shareholders, and (c) the Company.”

4.     Section 5 “MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER” on pages 61 and 62, the phrase “we recommend that” has been added in several paragraphs in place of the word “urge” to make clear that the Purchaser and the Continuing Shareholders are not demanding that shareholders consult tax advisors, but merely recommending that such a course would be prudent.

5.     Section 5 “MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE OFFER” on page 62 (carrying over to page 63), the following two paragraph are added:

“With respect to the material United States federal income tax consequences of the Offer and the Merger to the Continuing Shareholders, the Continuing Shareholders believe neither the Offer nor the Merger will result in recognition of income to the Continuing Shareholders.

With respect to the material United States federal income tax consequences of the Offer and the Merger to the Company, although the Company has not requested a ruling from the Internal Revenue Service regarding the tax consequences of the Offer or the Merger to Purchaser or the Company, Purchaser believes that the transitory existence of Purchaser will be disregarded for tax purposes and that the Company will be treated as if it had redeemed for cash the Shares that it acquires from Holders whose Shares are purchased. The Company does not believe that it will recognize any taxable gain or loss as a result of the Offer or the Merger.”

6.     Section 7 “CERTAIN INFORMATION CONCERNING THE COMPANY” on page 64, the final paragraph is amended in its entirety to read as follows:

“Intent to Tender. Mr. Dennis Miller, Elmer’s Secretary and Corporate Controller, is the only executive officer of the Company who is not also a Continuing Shareholder. As of the date hereof, Purchaser and the Continuing Shareholders are not aware (i) whether Mr. Miller believes the Offer is fair, (ii) if he will exercise his options to purchase Shares and, (iii) if he does, whether he intends to tender such Shares in the Offer.”

7.     Section 7 “CERTAIN INFORMATION CONCERNING THE COMPANY” on page 67, the second full paragraph is amended in its entirety to read as follows:

“Purchaser did, however, prepare an informal analysis that it provided to (a) GE Capital orally on June 24, 2004 and in hard copy on August 31, 2004, and (b) Veber Partners on August 19, 2004. Purchaser prepared the informal analysis in connection with the proposed transaction because GE Capital requested forecasts (which, as noted above, the Company generally does not have) for underwriting purposes in connection with its proposed financing of the transaction. The analysis set forth below is included in this document solely because such information was requested by and provided to GE Capital and Veber Partners.”

8.     Section 7 “CERTAIN INFORMATION CONCERNING THE COMPANY” on page 68, the first full paragraph is amended to read in its entirety as follows:

“In light of the uncertainties inherent in forward-looking information of any kind, and the simplistic nature of the analysis, Purchaser cautions against undue reliance on this information. While Purchaser has prepared this analysis with numerical specificity and has provided it to GE Capital and Veber Partners in connection with the Offer and the

Merger, neither Purchaser nor the Continuing Shareholders has made, and does not make, any representation to any person that the analysis will reflect the future results of the Company. Neither Purchaser nor the Continuing Shareholders intends to update or revise the analysis to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, unless required by law.”

9.     Section 7 “CERTAIN INFORMATION CONCERNING THE COMPANY” on page 68, the third sentence in the second full paragraph is amended to read in its entirety as follows:

“In preparing the cash flow run-rate analysis, the purchaser used the Company’s earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the year ended March 29, 2004 as the baseline assumption of the EBITDA for the fiscal year ending March 28, 2005.”

10.     Section 8 “CERTAIN INFORMATION CONCERNING PURCHASER AND THE CONTINUING SHAREHOLDERS” on pages 70-73, the disclosure has been supplemented to reflect that Purchaser was incorporated on December 16, 2004, and where certain Continuing Shareholders acquired their Shares of Elmer’s, such as prior acquisition of an enterprise by Elmer’s.

11.     Section 8 “CERTAIN INFORMATION CONCERNING PURCHASER AND THE CONTINUING SHAREHOLDERS” on page 74, the beneficial ownership table has been amended to read in its entirety as follows:

Name of Continuing Shareholder	Amount Beneficially Owned(1)(2)	Percentage of Class(3)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Linda Ellis-Bolton	1,348,368	64.05%	-	1,348,368	-	1,348,368
Karen K. Brooks	1,348,368	64.05%	-	1,348,368	-	1,348,368
Richard P. Buckley	1,348,368	64.05%	-	1,348,368	-	1,348,368
David D. Connor	1,348,368	64.05%	-	1,348,368	-	1,348,368
Stephanie M. Connor	1,348,368	64.05%	-	1,348,368	-	1,348,368
Thomas C. Connor	1,348,368	64.05%	-	1,348,368	-	1,348,368
Bruce N. Davis	1,348,368	64.05%	-	1,348,368	-	1,348,368
Corydon H. Jensen	1,348,368	64.05%	-	1,348,368	-	1,348,368
Douglas A. Lee	1,348,368	64.05%	-	1,348,368	-	1,348,368
Debra A. Woolley-Lee	1,348,368	64.05%	-	1,348,368	-	1,348,368
David C. Mann	1,348,368	64.05%	-	1,348,368	-	1,348,368
Sheila J. Schwartz	1,348,368	64.05%	-	1,348,368	-	1,348,368
Gerald A. Scott	1,348,368	64.05%	-	1,348,368	-	1,348,368
William W. Service	1,348,368	64.05%	-	1,348,368	-	1,348,368
Dennis M. Waldron	1,348,368	64.05%	-	1,348,368	-	1,348,368
Gary N. Weeks	1,348,368	64.05%	-	1,348,368	-	1,348,368
Gregory W. Wendt	1,348,368	64.05%	-	1,348,368	-	1,348,368
Richard C. Williams	1,348,368	64.05%	-	1,348,368	-	1,348,368
Dolly W. Woolley	1,348,368	64.05%	-	1,348,368	-	1,348,368
Donald W. Woolley	1,348,368	64.05%	-	1,348,368	-	1,348,368
Donna P. Woolley	1,348,368	64.05%	-	1,348,368	-	1,348,368

    (1)               The Shares beneficially owned by each of the Continuing Shareholders are held by the Continuing Shareholders as members of a group. Under Rule 13d-5(a) of the Exchange Act, when two or more persons agreed to act together for the purpose of acquiring equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Section (13(d) and 13(g) of the Exchange Act, of all equity securities of that issuer beneficially owned by any such person. The number of Shares that such Continuing Shareholder individually owns of record (including options exercisable within 60 days from February 3, 2005) is as follows: Linda Ellis-Bolton, 84,847; Karen K. Brooks, 91,062; Richard P. Buckley, 84,278; David D. Connor, 78,423; Stephanie M. Connor, 39,212; Thomas C. Connor, 57,790; Bruce N. Davis, 145,603; Corydon H. Jensen, 103,425; Douglas A. Lee, 16,595; Debra A. Woolley-Lee, 16,594; David C. Mann, 89,062; Sheila J. Schwartz, 84,847; Gerald A. Scott, 42,537;

William W. Service, 149,792; Dennis M. Waldron, 2,000; Gary N. Weeks, 108,421; Gregory W. Wendt, 5,000; Richard C. Williams, 36,194; Dolly W. Woolley, 39,212; Donald W. Woolley, 57,789; and Donna P. Woolley, 15,685.

    (2)        Includes Shares issuable upon exercise of options held by certain of the Continuing Shareholders within 60 days from February 3, 2005. The number of Shares that each of the Continuing Shareholders has a right to acquire within 60 days from February 3, 2005 is as follows: Mr. Thomas C. Connor, 18,578; Mr. Davis, 78,829; Mr. Jensen, 18,578; Mr. Scott, 26,854; Mr. Service, 80,029; Mr. Waldron, 2,000; Mr. Williams, 18,578; and Mr. Donald W. Woolley, 18,578.

    (3)        Based on 1,842,945 shares of Common Stock deemed outstanding as of February 3, 2005 (as reported by the Company to Purchaser and the Continuing Shareholders) as adjusted for each Continuing Shareholder to include outstanding options exercisable by any of the Continuing Shareholder within sixty days of February 3, 2005.

12.     Section 11 “CERTAIN CONDITIONS OF THE OFFER” on page 85, the first clause of the third full paragraph (prior to the bullet point items) is amended in its entirety to read as follows:

“Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or the payment for any validly tendered Shares, and may, in its sole discretion, terminate or amend the Offer if (i) at the expiration of the Offering Period, the Minimum Tender Condition and the Majority of the Minority Condition have not been satisfied; or (ii) at or prior to the time of the expiration of the Offer, any of the following event shall have occurred (other than as a direct or indirect result of any action or inaction by Purchaser or the Continuing Shareholders):”

13.     Section 11 “CERTAIN CONDITIONS OF THE OFFER” on page 86, the first full bullet point paragraph is amended to read in its entirety as follows:

  Any materially adverse change in the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, results of operations or prospects of Elmer’s.

14.     Section 11 “CERTAIN CONDITIONS OF THE OFFER” on page 87, the first full paragraph is amended to delete the first sentence, which stated: “Notwithstanding the fact that Purchaser and the Continuing Shareholders reserve the right to assert the occurrence of a condition following acceptance of properly tendered Shares for payment but prior to payment for such Shares, Purchaser will either promptly pay for such Shares or promptly return such Shares in order to delay payment or cancel its obligation to pay for properly tendered shares.”

EXHIBIT (a)(1)(ii) of SCHEDULE TO

Exhibit (a)(1)(ii) to Schedule TO, the Letter of Transmittal, has been amended by adding the following sentence to the end of Section 10 on page 14 of the Letter of Transmittal: “If Purchaser waives a condition of the Offer with respect to certain security holders, Purchaser will waive such condition of the Offer for all security holders.”